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                           December 1, 2022

       John Keeler
       Chief Executive Officer
       Blue Star Foods Corp.
       3000 NW 109th Avenue
       Miami, FL 33172

                                                        Re: Blue Star Foods
Corp.
                                                            Registration
Statement on Form S-3
                                                            Filed November 25,
2022
                                                            File No. 333-268564

       Dear John Keeler:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Patrick
Fullem at (202) 551-8337 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Manufacturing
       cc:                                              Liang Shih